

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

Todd Patrick
Chief Executive Officer
Armata Pharmaceuticals, Inc.
4503 Glencoe Avenue
Marina del Rey, CA

> **Re: Armata Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 9, 2021**
> **File No. 001-37544**

Dear Mr. Patrick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Following the Second Closing, Innoviva Inc. will own approximately 60% of your outstanding common stock (assuming no exercise of its warrants). If Innoviva Inc. exercises its warrants, it will own approximately 75% of your outstanding common stock. Please provide your analysis as to why this transaction is not subject to Rule 13e-3 or file a Schedule 13E-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dillon Hagius at 202-551-7976 or Celeste Murphy at 202-551-3257 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Faith Charles